U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended June 30, 2005

                   FirstEnergy Corp. (File No. 70-09501)
(Name of Registered Holding Company)

                76 South Main Street, Akron, Ohio 44308
(Address of Principal Executive Offices)

FirstEnergy Corp.

Quarterly Report Pursuant to Rule 58 of
the Public Utility Holding Company Act of 1935

For the quarterly period ended June 30, 2005

Table of Contents

Item
No.	Title	Page

1	Organization Chart	1-3

2	Issuances and Renewals of Securities and
	Capital Contributions	4

3	Associate Transactions	5-6

4	Summary of Aggregate Investment	7

5	Other Investments	8

6	Financial Statements and Exhibits:

	A - Financial Statements	9

	B - Exhibits	10

	C - Certificate of FirstEnergy Corp.	10

	Signature	11

 Note:  All dollar amounts shown in this Form U-9C-3 are expressed in thousands unless otherwise noted.

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy (ERC) or Gas (GRC) Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business

FirstEnergy Corp. (a)

FirstEnergy Ventures Corp. (b)
Bay Shore Power Company (d)	ERC	01/26/1998	Ohio	100.0	(h)
Centerior Energy Services, Inc. (d)	ERC	06/01/1994	Ohio	100.0	(i)
Eastroc Technologies, LLC (c)	ERC	04/30/1996	Delaware	50.0 **	(j)
Engineered Processes, Ltd. (c)	ERC	12/30/1996	Ohio	50.0 **	(j)
Warrenton River Terminal, Ltd. (d)	ERC	09/03/1996	Ohio	100.0	(k)

FirstEnergy Facilities Services Group, LLC (b)
Dunbar Mechanical, Inc. (e)	ERC	07/16/1956	Ohio	100.0	(g)
Edwards Electrical & Mechanical, Inc. (e)	ERC	02/28/1968	Indiana	100.0	(g)
Roth Bros., Inc. (e)	ERC	09/06/1947	Ohio	100.0	(g)
The Hattenbach Company (e)	ERC	03/21/1969	Ohio	100.0	(l)
R.P.C. Mechanical, Inc. (e)	ERC	04/21/1959	Ohio	100.0	(g)

FirstEnergy Solutions Corp. (b)	ERC	08/08/1997	Ohio	100.0	(m)
FirstEnergy Engineering, Inc. (f)	ERC	08/09/1996	Ohio	100.0	(q)

GPU Diversified Holdings, LLC (b)	ERC	08/03/2000	Delaware	100.0	(o)
GPU Solar, Inc.	ERC	11/07/1997	New Jersey	50.0 **	(p)
GPU Distributed Power, Inc. *	ERC	02/29/2000	Delaware	100.0
Ballard Power Systems Inc. (c)	ERC				(r)

Automated Power Exchange, Inc. (c)	ERC			1.16 **	(m)

PowerSpan Corp. (c)	ERC	05/01/1997	Delaware	24.06 **	(n)

Utility.com, Inc. (c) *	ERC			5.0 **	(m)

* Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

ITEM 1 - ORGANIZATION CHART (Continued)

(a)	FirstEnergy Corp., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.
(b)	These companies are direct wholly owned subsidiaries of FirstEnergy Corp.
(c)	FirstEnergy Corp. owns an interest directly or indirectly in these energy-related companies or venture capital funds set below its name.
(d)	These companies are direct wholly owned subsidiaries of FirstEnergy Ventures Corp.
(e)	These companies are direct wholly owned subsidiaries of FirstEnergy Facilities Services Group, LLC.
(f)	This company is direct wholly owned subsidiary of FirstEnergy Solutions Corp.
(g)	This subsidiary provides HVAC equipment installation and services, facilities management, and energy management.
(h)	This subsidiary owns and operates a petroleum coke disposal facility that will supply steam for the Bay Shore Power Plant and to BP Amoco Corporation.
(i)	This subsidiary provides various consulting services related to energy management and procurement.
(j)	This subsidiary holds the patent on plaster, which is manufactured using the By-products of coal-fired generation facilities.
(k)
This subsidiary owns facilities for the transloading of bulk materials (primarily coal) on the Ohio River. The coal is in part used by the FirstEnergy Operating Companies at various generation facilities.

(l)	This subsidiary provides refrigeration sales and services to commercial entities.
(m)	This subsidiary or investment engages in the brokering and marketing of energy commodities.
(n)	This company was formed to utilized advanced technology to reduce emissions of NOx, SO2 and particulate matter from utility generation facilities.
(o)	This energy-related company holds securities directly in the energy-related company set below its name.
(p)	This subsidiary is involved in the development and commercialization of photovoltaics.
(q)	This subsidiary provides engineering services.
(r)	Ballard Generations Systems Inc. develops stationary fuel cell systems.

ITEM 1 - ORGANIZATION CHART (Continued)

Narrative Description of Activities for Reporting Period

FirstEnergy sold L. H. Cranston and Sons, Inc. on June 30, 2005 to Cranston Acquisition Group, Inc.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

	Type of	Principal			Company to	Collateral	Consideration
	Security	Amount of	Issue or	Cost of	Whom Security	Given with	Received
Company Issuing Security	Issued	Security	Renewal	Capital	Was Issued	Security	For Each Security

None.

Company Contributing	Company Receiving	Amount of Capital
Capital	Capital	Contribution

None.

Note:    The information provided in Item 2 represents the activities of the reporting period only.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Total Amount Billed

Bay Shore Power Company	FirstEnergy Generation Corp.	Sale of steam	$	***

Centerior Energy Services, Inc.	FirstEnergy Solutions Corp.	Energy consulting services		***

Dunbar Mechanical, Inc.	FirstEnergy Generation Corp.	HVAC services		***

Dunbar Mechanical, Inc.	FirstEnergy Nuclear Operating Company	HVAC services		***

FirstEnergy Solutions Corp.	FirstEnergy Generation Corp.	Natural gas procurement & scheduling services		***

Roth Bros., Inc.	FirstEnergy Generation Corp.	HVAC services		***

Roth Bros., Inc.	FirstEnergy Nuclear Operating Company	HVAC services		***

Warrenton River Terminal, Ltd.	FirstEnergy Generation Corp.	Loading, unloading and storage of coal and petcoke		***

Note:     The information provided in Item 3 represents the activities of the reporting period only.
               The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Total Amount Billed

FirstEnergy Service Company	GPU Diversified Holdings LLC	Legal and certain general and administrative services	$	***

FirstEnergy Generation Corp.	Bay Shore Power Company	Sale of limestone drying oil		***

FirstEnergy Generation Corp.	Bay Shore Power Company	Sale of light-off oil		***

FirstEnergy Generation Corp.	Bay Shore Power Company	Plant operation & maintenance services		***

FirstEnergy Service Company	FirstEnergy Solutions Corp.	General and administrative services		***

Note:	The information provided in Item 3 represents the activities of the reporting period only.
The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

Total average consolidated capitalization as of June 30, 2005	$20,020,881		Line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	3,003,132		Line 2
Greater of $50 million or line 2		$3,003,132	Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Development and commercialization of photovoltaics (Category II)	14,788
Production, conversion, sale and distribution of thermal energy
products (Category VI)	29,063
Sale of technical, operational, management, and other services
related to HVAC, refrigeration systems (Category VII)	1,980
Fuel transportation, handling and storage facilities (Category IX)	50

Total current aggregate investment		45,881	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
system (line 3 less line 4)		$2,957,251	Line 5

Note:
The caption "Total average consolidated capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), or after FirstEnergy Corp. registered as a holding company (November 7, 2001) for which there is recourse, directly or indirectly, to FirstEnergy Corp. or any subsidiary company thereof. The amounts do not include purchase accounting adjustments.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Aggregate Investment as of March 31, 2005	Change in Investments During Reporting Period	Reason for Change in Investments

Energy management services (Category I)	$1,766(1)	-	No change.

Development and commercialization of electrotechnologies (Category II)	40,554(2)	-	No Change.

Energy services and retail energy sales (Category V)	18,158(3)	-	No change.

Production, conversion, sale and distribution of thermal energy products (Category VI)	70,913(4)	-	No change.

Sale of technical, operational, management, and other services related to HVAC, refrigeration systems (Category VII)	143,190(5)	$(13,521)	In the second quarter of 2005, FirstEnergy sold L. H. Cranston and Sons, Inc..

Fuel transportation, handling and storage facilities (Category IX)	4,959(6)	-	No change.

Development and commercialization of technologies that utilize coal waste by-products (Category X)	46(7)	-	No change.

(1)	Includes $1,766 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(2)	Includes $25,766 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(3)	Includes $18,158 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(4)	Includes $41,850 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(5)	Includes $127,689 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(6)	Includes $4,909 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(7)	Includes $46 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

A-1	Financial statements of FirstEnergy Solutions Corp. for the quarter ended June 30, 2005.

A-2	Financial statements of GPU Diversified Holdings for the quarter ended June 30, 2005.

A-3	Financial statements of Bay Shore Power Company for the quarter ended June 30, 2005 - filed pursuant to request for confidential treatment.

A-4	Financial statements of Centerior Energy Services, Inc. for the quarter ended June 30, 2005 - filed pursuant to request for confidential treatment.

A-5	Financial statements of Warrenton River Terminal, Ltd. for the quarter ended June 30, 2005 - filed pursuant to request for confidential treatment.

A-6	Financial statements of Dunbar Mechanical, Inc. for the quarter ended June 30, 2005 - filed pursuant to request for confidential treatment.

A-7	Financial statements of Edwards Electrical & Mechanical, Inc. for the quarter ended June 30, 2005 - filed pursuant to request for confidential treatment.

A-8	Financial statements of L.H. Cranston and Sons, Inc. for the quarter ended June 30, 2005 - filed pursuant to request for confidential treatment.

A-9	Financial statements of Roth Bros., Inc. for the quarter ended June 30, 2005 - filed pursuant to request for confidential treatment.

A-10	Financial statements of The Hattenbach Company for the quarter ended June 30, 2005 - filed pursuant to request for confidential treatment.

A-11	Financial statements of R.P.C. Mechanical, Inc for the quarter ended June 30, 2005 - filed pursuant to request for confidential treatment.

A-12	Financial statements of GPU Solar, Inc. for the quarter ended June 30, 2005 - filed pursuant to request for confidential treatment.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS (Continued)

B. Exhibits

Contracts Required by Item 3

B-1
Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

B-2
Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.'s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

B-3
Contract between FirstEnergy Service Company and GPU Diversified Holdings LLC to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-3 to FirstEnergy’s Quarterly Report on Form U-9C-3 for the period ended September 30, 2003.

B-4
Contract between FirstEnergy Service Company and FirstEnergy Solutions Corp. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-4 to FirstEnergy’s Quarterly Report on Form U-9C-3 for the period ended September 30, 2003.

Note:	Services rendered by all other FirstEnergy energy related companies to their associate companies are provided pursuant to written and oral contracts.

C.	Certificate of FirstEnergy Corp.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

FirstEnergy Corp.

August 22, 2005
	By:	/s/ Harvey L. Wagner
Harvey L. Wagner Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)